UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of September, 2017
Commission File Number: 001-32199

Ship Finance International Limited
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(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto is a copy of the press release of Ship Finance International Limited (the "Company"), dated August 30, 2017, announcing preliminary financial results for the quarter ended June 30, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHIP FINANCE INTERNATIONAL LIMITED

Date: September 6, 2017	By:	/s/ Ole B. Hjertaker
	Name:	Ole B. Hjertaker
	Title:	Ship Finance Management AS
(Principal Executive Officer)

Ship Finance International Limited (NYSE: SFL) - Earnings Release

Reports preliminary Q2 2017 results and quarterly dividend of $0.35 per share

Hamilton, Bermuda, August 30, 2017. Ship Finance International Limited (“Ship Finance” or the “Company”) today announced its preliminary financial results for the quarter ended June 30, 2017.

Highlights

•	Declaration of second quarter dividend of $0.35 per share, the Company’s 54th consecutive quarterly dividend

•	$150 million of total charter revenues during the second quarter

•	Successfully placed NOK 500 million senior unsecured bonds, equivalent to approximately $60 million(4)

•	The 2007-built drilling rig Soehanah commenced drilling operations for a national oil company in Asia with a minimum duration of 12 months

•	Continued diversification and renewal of the fleet with the delivery of two LR2 product tanker vessels with long term charters to Phillips 66 and the sale of older crude oil tanker vessels

•	Fixed rate charter backlog of approximately $3.4 billion

Selected key financial data

Three Months Ended
	Jun 30, 2017	Mar 31, 2017
Long term charter revenues(1)	$138 million	$135 million
Short term charters and profit share income(2)	$12 million	$17 million
Total charter revenues(1)(2)	$150 million	$152 million
Adjusted EBITDA(3)	$118 million	$119 million
Net Income	$20 million	$32 million
Earnings per share	$0.22	$0.35

Ole B. Hjertaker, CEO of Ship Finance Management AS, said in a comment: “In light of the pending financial restructuring in Seadrill and also a softer tanker market, the Board has adjusted the dividend to $0.35 per share this quarter. We believe this is a prudent action that resets our dividend to a more sustainable level going forward. Today’s declaration brings total accumulated dividends to more than $23 per share since 2004 and we have a large, diversified fleet of 70 vessels and rigs in operation, a significant charter backlog, and remain in a very strong financial position.”

Dividends and Results for the Quarter Ended June 30, 2017
The Board of Directors has declared a quarterly cash dividend of $0.35 per share. The dividend will be paid on or around September 29 to shareholders on record as of September 15, and the ex-dividend date on the New York Stock Exchange will be September 14, 2017.

1.
Long term charter revenues include total gross charter hire related to contracts undertaken for a period greater than one year from all vessels and rigs, including assets in 100% owned subsidiaries classified as ‘Investment in associates’.

2.	Includes gross hires from short term charters, voyage charters, gross revenue earned from pooled vessels and profit share income.

3.	Adjusted EBITDA is a non- GAAP measure and includes assets in 100% owned subsidiaries classified as 'Investment in associates'. For more details please see Appendix 1.

4.	Based on a USD-NOK rate of approximately 8.33.

The Company reported total U.S. GAAP operating revenues on a consolidated basis of $94.2 million, or $1.01 per share, in the second quarter of 2017. This number excludes $8.7 million of charter revenues classified as ‘repayment of investment in finance leases’ and $47 million of charter revenues earned by 100% owned assets classified as ‘investment in associate’. Inclusive of those revenues, the total charter revenues were $150 million, or $1.61 per share.
Reported net operating income pursuant to U.S. GAAP for the quarter was $38.7 million, or $0.41 per share, and reported net income was $20.1 million, or $0.22 per share. This is after non-cash amortization of deferred charges of $2.3 million and a $5.7 million negative impact arising from mark-to-market valuation of hedging instruments. Adjusted for these two items, the result was $28.1 million, or $0.30 per share.

Business Update
As of June 30, 2017, and adjusted for subsequent sales, the fixed rate charter backlog from the Company’s fleet of 70 vessels and rigs was approximately $3.4 billion, with an average remaining charter term of nearly 5 years, or more than 8 years if weighted by charter revenue. Some of the charters include purchase options which, if exercised, may reduce the fixed rate charter backlog and the average remaining charter term, but will increase capital available for new investments. Additionally, several charters include a profit sharing feature that may increase our operating results.
Tankers
The Company owns 15 crude oil, product and chemical tanker vessels, of which 13 vessels are employed on long term charters.
The crude oil tanker market has remained at soft levels during the second quarter, and thus far into the third quarter. In the second quarter, the vessels chartered to Frontline Shipping Limited (“Frontline”) earned average daily rates below the base charter rates, and no profit share was earned.
The average daily time charter rate of the Company’s two modern Suezmax tankers trading in a pool with two sister vessels owned by Frontline Ltd. was approximately $26,900 during the second quarter, down from $28,100 per day in the previous quarter. Three of the four vessels in the pool have been chartered out until late 2017 with a profit share above a floor rate, mitigating an expected soft spot market for the second half of 2017.
In May and June 2017, Ship Finance delivered the 1998-built Suezmax tanker Front Brabant and the 2000-built VLCC Front Scilla to their new owners. The combined net proceeds from the sale of the vessels was approximately $39 million, including compensation from Frontline for the early termination of the charters. Ship Finance recorded a book loss of $2.7 million as a result of the two sales.
The Company also agreed to sell the 1997-built Suezmax tanker Front Ardenne to an unrelated third party, and the vessel was delivered to its new owner in the third quarter. The agreed net sale price was $12 million, including compensation for the early termination of the charter. Ship Finance expects a minor book gain from the sale, which will be recorded in the third quarter. Following this sale, Ship Finance has nine crude oil tankers remaining on charter to Frontline, all of which are VLCCs.
Ship Finance took delivery of two 114,000 dwt LR2 newbuilding product tankers in August 2017. Both vessels commenced their respective seven year time charters to Phillips 66 immediately upon delivery, with options for the charterer to extend the period up to 12 years. The total EBITDA contribution from these two vessels is estimated to be approximately $11 million per year.
Offshore
Ship Finance owns five offshore support vessels and four drilling rigs. All units are employed on medium and long term charters.
The Company’s drilling rigs generated approximately $47 million in aggregate charter revenues in the second quarter of 2017. Three of the four rigs are chartered out on bareboat charters to fully guaranteed affiliates of Seadrill Limited (“Seadrill”), where Seadrill is responsible for operating and maintenance costs.

The jack-up rig West Linus is sub-chartered to ConocoPhillips, and in April 2017, Seadrill announced the extension of the sub-charter until the end of 2028. There will be a market adjusted rate from 2019 onwards, and Seadrill indicated an expected net contract backlog increase of approximately $650 million for the rig.
In June, Seadrill announced that the semi-submersible rig West Hercules, which has been idle for a while, has been awarded a short term contract with Siccar Point Energy. The contract is expected to commence in April 2018. The semi-submercible rig West Taurus is currently idle in Spain.
Seadrill is in the midst of negotiating a comprehensive restructuring plan and has announced that they are in advanced discussions with various creditors and certain third party and related party investors and their secured lenders on a recapitalization of the company. Seadrill has informed the market that such restructuring will most likely involve Chapter 11 proceedings in the U.S, on or before September 12, 2017.
Ship Finance has engaged in constructive talks with Seadrill as we believe it will be in all parties' interest to take a proactive approach in order to find a sustainable long term arrangement. This also includes discussions with the banks that are financing the three rigs in order to find a balanced solution. So far, Seadrill has continued to perform on its charter obligations to us, and net of interest and debt amortization, the contribution from the Seadrill charters was approximately $14.6 million, or $0.16 per share in the second quarter.
In the second quarter, Ship Finance agreed to bareboat charter out the 2007-built drilling rig Soehanah, and the rig is now employed under a drilling contract with a national oil company in Asia. The initial charter period is 12 months from June 2017, with an option to extend the charter by an additional 12 months. The rig is debt free, and net EBITDA contribution from the new charter is expected to be nearly $4 million during the fixed charter period.
Liner
Ship Finance has a fleet of 22 container vessels and two car carriers. With the exception of one smaller 1,700 TEU container vessel, all container vessels are employed on long term charters, and we now have full cash flow effect from the two 19,200 TEU container vessels on 15-year charters to MSC.
We have recently agreed to extend the charters for our two car carriers, Glovis Conductor and Glovis Composer, until mid 2018. The base charter rate for the extension is lower than the current level, and the charters include a repositioning period from Europe to Asia. Given the balance in the car carrier market, with very few vessels under construction, our preference has been to charter out the vessels for a shorter period at this stage.
Dry Bulk
The Company owns 22 dry bulk vessels, 15 of which are employed on long term charters and seven of which trade in the spot market.
The Company has the potential to generate additional revenues through its charter agreements with Golden Ocean Group Limited for its eight Capesize vessels which provide the Company with a profit share above the contracted base charter rates. In the second quarter, the achieved market rates were below the profit share threshold, although market rates have improved lately.
Our dry bulk vessels trading in the spot market are Handysize vessels between 32,000 and 34,000 dwt. These vessels earned average time charter equivalent rates of approximately $7,000 per trading day in the second quarter. The Company intends to continue trading these vessels in the spot market until long term rates improve.
Financing and Capital Expenditure
As of June 30, 2017, Ship Finance had approximately $278 million of available liquidity, including $249 million in cash and approximately $29 million freely available under revolving credit facilities.
In addition, the Company had restricted cash in connection with a guarantee of $9 million, and marketable securities of approximately $111 million, based on prevailing market prices at quarter end. This includes 11 million shares in Frontline and financial investments in senior secured bonds and other securities.

In June, Ship Finance successfully placed a senior unsecured bond in the Scandinavian credit market with an interest rate of NIBOR + 4.75% p.a. and maturity in June 2020. The principal amount of the notes is NOK 500 million, or the equivalent of approximately $60 million, and the Company has swapped all payments to USD with a fixed interest rate of 6.91% p.a.
As of June 30, 2017, the Company had remaining capital expenditure commitments of approximately $65 million related to the two 114,000 dwt LR2 product tankers, which have now been delivered to us. The acquisition of the vessels has initially been funded from our available liquidity, but we have now secured a $76 million long term bank financing for the vessels, which is more than the final payments made to the yard at the delivery of the vessels.

Strategy and Outlook
Management is committed to continuing the conservative profile of the Company which encompasses a strategy of chartering out the majority of our assets on long term charters to reputable operators in the shipping and offshore markets. Our diversified and extensive charter portfolio provides the Company with a strong business platform, irrespective of the outcome of Seadrill’s restructuring, and the recent successful transactions in the debt and bond markets are indicative of Ship Finance’s position in these markets.
The Company is well positioned for further growth and we expect to develop new attractive opportunities going forward. We believe the combination of a challenging banking market for many players and low asset prices will create significant opportunities for Ship Finance in finding investment opportunities with limited downside on asset values. In this market environment, we are also prepared to take on more asset exposure in order to secure upside from potential appreciation in asset values.

Accounting Items
Under accounting principles generally accepted in the United States of America (“U.S. GAAP”), subsidiaries owning the drilling units West Hercules, West Taurus and West Linus have been accounted for as ‘investment in associate’ using the ‘equity method’.
All these equity accounted subsidiaries are wholly owned by Ship Finance, but due to the conservative structure of the leases, Ship Finance has not been deemed ‘primary beneficiary’ according to U.S. GAAP. As a result of the accounting treatment, operating revenues, operating expenses and net interest expenses in these subsidiaries are not shown in Ship Finance’s consolidated income statement. Instead, the net contribution from these subsidiaries is recognized as a combination of ‘Interest income from associates and long term investments’ and ‘Results in associate’.
In Ship Finance’s consolidated balance sheet, the net investments are shown as a combination of ‘Investment in associate’ and ‘Amount due from related parties - Long term’. The reason for this treatment is that a part of the investment in these subsidiaries is in the form of intercompany loans. For a further detailed explanation of these features, please consult our ‘Accounting Items’ presentation available as webcast at our website at www.shipfinance.bm.

Forward Looking Statements
This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Ship Finance management's examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although Ship Finance believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Ship Finance cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.
Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the markets in which we operate, changes in demand resulting from changes in OPEC's petroleum production levels and worldwide oil consumption and storage, developments regarding the technologies relating to oil exploration, changes in market demand in countries which import commodities and finished goods and changes in the amount and location of the production of those commodities and finished goods, increased inspection procedures and more restrictive import and export controls, changes in our operating expenses, including bunker prices, dry docking and insurance costs, performance of our charterers and other counterparties with whom we deal, timely delivery of vessels under construction within the contracted price, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

August 30, 2017

The Board of Directors
Ship Finance International Limited
Hamilton, Bermuda

Questions can be directed to Ship Finance Management AS:

Harald Gurvin, Chief Financial Officer: +47 2311 4009
André Reppen, Senior Vice President: +47 2311 4055

For more information about Ship Finance, please visit our website: www.shipfinance.bm

SHIP FINANCE INTERNATIONAL LIMITED
SECOND QUARTER 2017 REPORT (UNAUDITED)

INCOME STATEMENT	Three months ended		Full year
(in thousands of $	Jun 30,	Mar 31,	2016
except per share data)	2017	2017	(audited)
Charter revenues - operating lease	74,292	72,343	293,703
Charter revenues - finance lease	28,623	27,321	99,084
Revenues classified as Repayment of investment in finance leases	(8,692)	(8,436)	(31,380)
Profit share income	—	5,652	51,544
Total operating revenues	94,223	96,880	412,951

Gain (loss) on sale of assets and termination of charters	805	(26)	(167)

Vessel operating expenses	(32,690)	(33,420)	(136,016)
Administrative expenses	(1,855)	(2,151)	(9,072)
Depreciation	(21,802)	(21,562)	(94,293)
Vessel impairment charge	—	—	(5,314)

Total operating expenses	(56,347)	(57,133)	(244,695)

Operating income	38,681	39,721	168,089

Results in associate(1)	7,276	6,579	27,765
Interest income from associates and long term investments(1)	3,532	4,668	18,675
Interest income, other	1,286	1,103	3,061
Interest expense	(20,871)	(18,742)	(60,871)
Amortization of deferred charges	(2,337)	(2,357)	(10,972)
Other financial items	31	761	1,173
Income (expense) related to non-designated derivatives	(7,487)	549	(514)
Taxes	—	—	—
Net income	20,111	32,282	146,406

Basic earnings per share ($)	0.22	0.35	1.57

Weighted average number of shares(2)	93,504,575	93,504,575	93,496,744
Common shares outstanding(2)	93,504,575	93,504,575	93,504,575

(1) Three of our subsidiaries were accounted for as ‘Investment in associate’ during the quarter. The contribution from these subsidiaries is reflected in our consolidated Income Statement as a combination of ‘Results in associate’ and ‘Interest income from associates and long term investments’.
(2) The weighted average number of shares and the number of common shares outstanding excludes 8 million shares issued by Ship Finance as part of a share lending arrangement in connection with the Company's offering of the 2021 Notes. The shares are owned by Ship Finance and will be returned on or before maturity of the 2021 Notes, thus they are excluded in the calculation of earnings per share.

SHIP FINANCE INTERNATIONAL LIMITED
SECOND QUARTER 2017 REPORT (UNAUDITED)

BALANCE SHEET	Jun 30,	Mar 31,
(in thousands of $)	2017	2017
ASSETS
Short term
Cash and cash equivalents	248,999	61,554
Restricted cash	9,000	—
Available for sale securities	110,802	124,700
Amount due from related parties	16,933	14,938
Other current assets	61,879	66,611

Long term
Newbuildings and vessel deposits	45,907	44,706
Vessels and equipment, net	1,691,530	1,715,607
Investment in finance leases	612,390	656,918
Investment in associate (1)	91	76
Amount due from related parties - Long term (1)	322,171	335,952
Other long term assets	19,211	18,696

Total assets	3,138,913	3,039,758

LIABILITIES AND STOCKHOLDERS’ EQUITY
Short term
Short term and current portion of long term interest bearing debt	487,859	360,754
Other current liabilities	70,326	69,370
Amount due to related parties	3,479	696

Long term
Long term interest bearing debt, net of deferred charges	1,183,733	1,177,226
Other long term liabilities	295,334	300,465

Stockholders’ equity	1,098,182	1,131,247
Total liabilities and stockholders’ equity	3,138,913	3,039,758

(1) Three of our subsidiaries were accounted for as ‘Investments in associate’ at quarter end. Our investment is a combination of equity classified as ‘Investment in associate’ and intercompany loans classified as ‘Amount due from related parties, long term’. In addition to this, notes from Deep Sea Supply Plc. are included in the line item ‘Amount due from related parties, long term’.

SHIP FINANCE INTERNATIONAL LIMITED
SECOND QUARTER 2017 REPORT (UNAUDITED)

STATEMENT OF CASHFLOWS	Three months ended		Full year
(in thousands of $)	Jun 30,	Mar 31,	Dec 31, 2016
	2017	2017	(audited)

OPERATING ACTIVITIES
Net income	20,111	32,282	146,406
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	23,828	23,611	103,941
Vessel impairment charge	—	—	5,314
Adjustment of derivatives to fair value recognised in net income	5,668	(1,509)	(4,399)
Loss (gain) on sale of assets and termination of charters	(805)	26	167
Result in associate	(7,276)	(6,579)	(27,765)
Other, net	1,522	(408)	8,608
Change in operating assets and liabilities	12,576	(1,900)	(2,199)
Net cash provided by operating activities	55,624	45,523	230,073

INVESTING ACTIVITIES
Repayment of investments in finance leases	8,462	8,207	30,410
Restricted cash released/(placed)	(9,000)	—	—
Proceeds from sale of vessel/newbuildings and termination of charters	38,960	23,802	29,102
Net investment in newbuildings and vessel deposits	(1,201)	(11,259)	(188,142)
Cash received from (paid to) associates(1)	11,275	9,966	193,517
Other assets / investments	926	(16,662)	(25,488)
Net cash provided by/ (used in) investing activities	49,422	14,054	39,399

FINANCING ACTIVITIES
Repayments of lease obligation liability	(1,717)	(137)	(97)
Proceeds from long and short term debt	207,104	19,000	522,000
Expenses paid in connection with securing finance	(700)	—	(5,099)
Repayment of long and short term debt	(27,669)	(39,605)	(329,303)
Re-purchase of Company bonds	(52,542)	2,414	(296,800)
Cash received from share issue	—	—	323
Cash dividends paid	(42,077)	(42,077)	(168,289)
Net cash provided by/ (used in) financing activities	82,399	(60,405)	(277,265)

Net increase/ (decrease) in cash and cash equivalents	187,445	(828)	(7,793)
Cash and cash equivalents at beginning of period	61,554	62,382	70,175
Cash and cash equivalents at end of period	248,999	61,554	62,382

(1) Three of our subsidiaries were accounted for as ‘Investments in associate’ during the quarter. The ‘Cash received from (paid to) associates’ is only a part of the contribution from these subsidiaries. The net balance is recorded under ‘Interest income from associates and long term investments’ and reflected in the Company’s Income Statement.

SUBSIDIARIES ACCOUNTED FOR AS INVESTMENT IN ASSOCIATES
SECOND QUARTER 2017 (UNAUDITED)

Please note that full preliminary accounts for SFL Deepwater Ltd (West Taurus), SFL Hercules Ltd (West Hercules) and SFL Linus Ltd (West Linus) are available from the Company's website: www.shipfinance.bm

Selected income statement data for the three months ended June 30, 2017

	SFL Deepwater	SFL Hercules	SFL Linus	Total
(in thousands of $)	Ltd	Ltd	Ltd
Charter revenues - finance lease	12,565	14,079	20,599	47,243
Revenues classified as Repayment of investment in finance leases	(7,126)	(8,283)	(12,422)	(27,831)
Interest expense, related party(1)	(1,271)	(900)	(1,361)	(3,532)
Interest expense, other	(2,134)	(2,573)	(3,514)	(8,221)
Other items	(208)	(159)	(16)	(383)
Net income(2)	1,826	2,164	3,286	7,276

(1)	‘Interest expense, related party’ from these subsidiaries appears in the Company’s consolidated income statement as ‘Interest income from associate and long term investments’.

(2)	‘Net income’ from these subsidiaries appears in the Company’s consolidated income statement as ‘Results in associate’.

Selected balance sheet data as of June 30, 2017

	SFL Deepwater	SFL Hercules	SFL Linus	Total
(in thousands of $)	Ltd	Ltd	Ltd
Cash and cash equivalents	—	—	—	—
Investment in finance leases	350,233	343,980	458,565	1,152,778
Other assets	4,156	4,651	222	9,029
Total assets	354,389	348,631	458,787	1,161,807

Short term and current portion of long term interest bearing debt	22,667	27,500	47,500	97,667
Other current liabilities	5,353	4,873	4,631	14,857

Long term interest bearing debt	213,333	236,248	285,000	734,581
Long term loans from shareholders, net	113,000	80,000	121,000	314,000
Other long term liabilities	—	—	611	611

Stockholders equity(1)	36	10	45	91

Total liabilities and stockholders’ equity	354,389	348,631	458,787	1,161,807

(1)	‘Stockholder’s equity’ from these subsidiaries appears in the Company’s consolidated balance sheet as ‘Investment in associate’.

APPENDIX 1: RECONCILIATION OF NET INCOME TO ADJUSTED EBITDA
SECOND QUARTER 2017 (UNAUDITED)

Adjusted EBITDA	Three months ended		Twelve months
(in thousands of $)	Jun 30,	Mar 31,	ended
	2017	2017	Dec 31, 2016
			(unaudited)
Net income	20,111	32,282	146,406

Add:
(Income)/expense related to non-designated derivatives	7,487	(549)	514
Amortization of deferred charges	2,337	2,357	10,972
Interest expense	20,871	18,742	60,871
Interest income, other(1)	(440)	(118)	(451)
Interest income from associates	(3,532)	(4,668)	(18,675)
Results in associate	(7,276)	(6,579)	(27,765)
Depreciation	21,802	21,562	94,293
Loss (gain) on sale of assets and termination of charters	(805)	26	167
Vessel impairment charge	—	—	5,314
Repayment of investment in finance leases	8,462	8,207	30,410
Other reconciling items	1,369	701	9,446
Investment in subsidiaries accounted for as associate:
Charter revenues - finance lease	47,243	46,721	191,275

Adjusted EBITDA (2)	117,629	118,684	502,777

(1)	Interest income excludes income generated from financial investments.

(2)
‘Adjusted EBITDA’ is a non-GAAP measure. It is defined as aggregate charter hire from all our 100% owned assets, cash sweep/profit share income and dividends and interest received from financial investments, less vessel operating expenses and general & administrative expenses.